UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission file number: 001-32635

BIRKS GROUP INC.

(formerly Birks & Mayors Inc.)

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

On September 24, 2014, the Annual Meeting of Shareholders (the “Meeting”) of Birks Group Inc. (the “Company”) was held in Montreal, Quebec. The shareholders of record at the close of business on August 15, 2014 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, the Company had 10,209,578 Class A voting shares outstanding (which entitle the holder to one vote per share), 7,717,970 Class B multiple voting shares outstanding (which entitle the holder to 10 votes per share) and no preferred shares outstanding.

The shareholders of the Company elected as directors, Dr. Lorenzo Rossi di Montelera, Jean-Christophe Bédos, Davide Barberis Canonico, Emily Berlin, Shirley A. Dawe, Frank Di Tomaso, Niccolò Rossi di Montelera and Guthrie J. Stewart, to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are elected or appointed. The election of directors by the shareholders was by the following votes:

Name	Votes For	Votes Withheld	Non-Votes

Dr. Lorenzo Rossi di Montelera	84,932,959	50,996	1,414,213
Jean-Christophe Bédos	84,929,839	54,116	1,414,213
Davide Barberis Canonico	84,931,016	52,939	1,414,213
Emily Berlin	84,934,639	49,317	1,414,213
Shirley A. Dawe	84,894,172	89,783	1,414,213
Frank Di Tomaso	84,892,186	91,769	1,414,213
Niccolò Rossi di Montelera	84,931,102	52,853	1,414,213
Guthrie J. Stewart	84,932,796	51,159	1,414,213

The shareholders authorized the appointment of KPMG LLP as the Company’s independent auditors and authorized the directors to fix KPMG LLP’s remuneration by a vote of 86,379,440 shares in favor, 14,630 shares against, 4,098 shares abstaining and 0 shares non-voting.

The shareholders approved the amendment to the Restated Articles of Incorporation of the Company with respect to the determination of the rate, amount or method of calculation of preferential dividends of the preferred shares by a vote of as follows:

	Votes For	Votes Against	Votes Withheld	Non-Votes

Class A voting shares:	7,681,071	49,718	73,466	1,414,213
Class B multiple voting shares:	77,179,100	0	0	0

2.	APPOINTMENT OF INTERIM CHIEF FINANCIAL OFFICER

Mr. Jefferey Morris has been appointed Vice President and Interim Chief Financial Officer, effective October 1, 2014, following the resignation of Mr. Michael Rabinovitch, the Company’s Executive Vice President and Chief Financial Officer as a result of the Company’s decision to centralize its head office operations in Montreal as part of its restructuring plan. As announced in July 2014, Mr. Rabinovitch does not wish to relocate and will remain with the Company until October 27, 2014 to ensure a proper transition until his departure date. While the Company’s executive search firm finds his replacement, Mr. Morris, who has been with the Company for over nine (9) years as Vice President, Accounting and Corporate Controller, will act as Vice President and Interim Chief Financial Officer until a permanent appointment for this position is made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: October 10, 2014		Vice President, Legal Affairs and Corporate Secretary

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